SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934

                               INAMED CORPORATION
     ---------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $0.01 par value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    453235103
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Marc Weingarten, Esq.
     ---------------------------------------------------------------------
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000
                       (Name, Address and Telephone Number
                                    of Person
                Authorized to Receive Notices and Communications)

                                 March 10, 2006
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 453235103                      13D/A                PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        S.A.C. Capital Advisors, LLC
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        Not applicable
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
                         8      SHARED VOTING POWER

                                2,227,978 (see Item 5)
                      ----------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,227,978 (see Item 5)
--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        2,227,978 (see Item 5)
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.1% (see Item 5)
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

CUSIP NO. 453235103                      13D/A                PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        S.A.C. Capital Management, LLC
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        Not applicable
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
                         8      SHARED VOTING POWER

                                2,227,978 (see Item 5)
                      ----------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,227,978 (see Item 5)
--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        2,227,978 (see Item 5)
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.1% (see Item 5)
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

CUSIP NO. 453235103                      13D/A                PAGE 4 OF 11 PAGES

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        S.A.C. Capital Associates, LLC
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        Not applicable
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Anguilla, British West Indies
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
                         8      SHARED VOTING POWER

                                2,227,978 (see Item 5)
                      ----------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,227,978 (see Item 5)
--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        2,227,978 (see Item 5)
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.1% (see Item 5)
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

CUSIP NO. 453235103                      13D/A                PAGE 5 OF 11 PAGES

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        S.A.C. MultiQuant Fund, LLC
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        Not applicable
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Anguilla, British West Indiex
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
                         8      SHARED VOTING POWER

                                0
                      ----------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        0
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

CUSIP NO. 453235103                      13D/A                PAGE 6 OF 11 PAGES


--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        S.A.C. Meridian Fund, LLC
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        Not applicable
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Anguilla, British West Indies
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
                         8      SHARED VOTING POWER

                                0
                      ----------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        0
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

CUSIP NO. 453235103                      13D/A                PAGE 7 OF 11 PAGES

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Steven A. Cohen
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        Not applicable
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
                         8      SHARED VOTING POWER

                                2,227,978 (see Item 5)
                      ----------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,227,978 (see Item 5)
--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        2,227,978 (see Item 5)
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.1% (see Item 5)
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP NO. 453235103                      13D/A                PAGE 8 OF 11 PAGES


          Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "Amendment No. 2") amends the Schedule 13D filed on November 7, 2005
(the "Original Schedule 13D") as amended December 6, 2005 (the Original Schedule 13D as amended, "Amendment No.1"). This Amendment No. 2 is being filed by S.A.C. Capital Advisors, LLC ("SAC Capital Advisors"), S.A.C. Capital Management, LLC ("SAC Capital Management"), S.A.C. Capital Associates, LLC ("SAC Capital Associates"), S.A.C. MultiQuant Fund, LLC ("SAC MultiQuant"), SAC Meridian Fund, LLC ("SAC Meridian") and Steven A. Cohen ("Mr. Cohen" and, together with SAC Capital Advisors, SAC Capital Management, SAC Capital Associates, SAC MultiQuant and SAC Meridian, the "Reporting Persons") relating to the shares ("Shares") of Common Stock, par value $0.01, of Inamed Corporation (the "Company"). The Company's principal executive offices are located at 5540 Ekwill Street, Santa Barbara, CA 93111-2936.

          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly was previously filed as Exhibit A of the Original Schedule 13D. Each Reporting Person disclaims beneficial ownership of all Shares of stock, other than those reported herein as being owned by it.

ITEM 4.   PURPOSE OF THE TRANSACTION

          Item 4 of Amendment No. 1 is being amended and restated as follows:

          The Reporting Persons are in favor of the acquisition by Allergan, Inc. ("Allergan") of the Company, and of Allergan's offer to exchange for each Share either $84.00 in cash or 0.8498 of a share of Allergan common stock (the "Exchange Offer"). On March 10, 2006 SAC MultiQuant tendered all of its Shares in the Exchange Offer, and SAC Capital Associates tendered 900,000 Shares. SAC Capital Associates expects to tender the balance of its Shares prior to expiration of the Exchange Offer on March 17, 2006. SAC Meridian sold its Shares in open market transactions.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY

          Item 5 of Amendment No. 1, is being amended and restated as follows:

          (b) As of the date of this Schedule 13D/A:

SAC Capital Advisors has shared voting and dispositive powers with respect to 2,227,978 Shares, constituting approximately 6.1% of such class of securities.

SAC Capital Management has shared voting and dispositive powers with respect to 2,227,978 Shares, constituting approximately 6.1% of such class of securities.

SAC Capital Associates has shared voting and dispositive powers with respect to 2,227,978 Shares, constituting approximately 6.1% of such class of securities.

CUSIP NO. 453235103                      13D/A                PAGE 9 OF 11 PAGES

Steven A. Cohen has shared voting and dispositive powers with respect to 2,227,978 shares of Stock, constituting approximately 6.1% of such class of securities.

SAC Capital Advisors, SAC Capital Management and Mr. Cohen own no Shares directly. Pursuant to investment agreements, SAC Capital Advisors and SAC Capital Management share investment and voting power with respect to the securities held by SAC Capital Associates. Mr. Cohen controls SAC Capital Advisors and SAC Capital Management. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) SAC Capital Advisors and SAC Capital Management may be deemed to own beneficially 2,227,978 Shares (constituting approximately 6.1% of the Shares outstanding ), and (ii) Mr. Cohen may be deemed to own beneficially 2,227,978 Shares,(consisting approximately of 6.1 % of the Shares outstanding). Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

          (c) The following chart reflects transactions in the Shares (in addition to the Shares tendered as described in Item 4) effected by the Reporting Persons during the past sixty days:

      Date of                 Shares of Common Stock              Price Per
  Purchase or Sale               Purchased (Sold)                 Share ($)

                              SAC Capital Associates
     1/20/2006                       350000                        87.00
     3/6/2006                       (153800)                       90.70
     3/7/2006                       (53900)                        89.48
     3/8/2006                       (142300)                       90.32

                                   SAC Meridian
     2/10/2006                       (4100)                        87.04


          All of the transactions in Shares listed above were effected in open market transactions through various brokerage entities, except for the purchase on January 20, 2006, which was pursuant to an option exercise.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

Item 6 of Amendment No. 1 is being amended and restated as follows:

As of the date hereof, SAC Capital Associates is a party to exchange-traded put agreements which it sold covering 187,600 Shares with an exercise price of $95.00, expiring March 18, 2006, and exchange-traded put agreements which it sold covering 160,600 Shares with an exercise price of $90.00, also expiring March 18, 2006. Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

CUSIP NO. 453235103                      13D/A               PAGE 10 OF 11 PAGES

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2006

S.A.C. CAPITAL ADVISORS, LLC


By:   /s/ Peter Nussbaum
   -------------------------------------
   Name:  Peter Nussbaum
   Title: Authorized Person



S.A.C. CAPITAL MANAGEMENT, LLC


By:   /s/ Peter Nussbaum
   -------------------------------------
   Name:  Peter Nussbaum
   Title: Authorized Person



S.A.C. CAPITAL ASSOCIATES, LLC


By:   /s/ Peter Nussbaum
   -------------------------------------
   Name:  Peter Nussbaum
   Title: Authorized Person



S.A.C. MULTIQUANT FUND, LLC


By:   /s/ Peter Nussbaum
   -------------------------------------
   Name:  Peter Nussbaum
   Title: Authorized Person

CUSIP NO. 453235103                      13D/A              PAGE 11 OF 11 PAGES

S.A.C. MERIDIAN FUND, LLC


By:   /s/ Peter Nussbaum
   -------------------------------------
   Name:  Peter Nussbaum
   Title: Authorized Person



STEVEN A. COHEN


By:   /s/ Peter Nussbaum
   -------------------------------------
   Name:  Peter Nussbaum
   Title: Authorized Person